UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MANITEX INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

563420108

(CUSIP Number)

Tadashi Suzuki

Ko-34, Shinden-cho, Takamatsu,

Kagawa 761-0185, Japan

+81-87-839-5743

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Morgan, Lewis & Bockius LLP

ATTN: Bradley K. Edmister

101 Park Avenue, New York, New York 10178-0060

Telephone: +1-212-309-6110

May 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563420108	13D

1	NAME OF REPORTING PERSONS Tadano Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,918,542
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,918,542
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,918,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based upon 19,587,528 shares of Common Stock, no par value (“Common Stock”) of the Issuer (as defined below) outstanding as of the date of this Schedule 13D (the “Schedule 13D”), consisting of the sum of (i) 16,668,986 shares of Common Stock outstanding as of May 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2018, and (ii) the 2,918,542 shares of Common Stock acquired by the Reporting Person (as defined below) on May 29, 2018.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, no par value, of Manitex International, Inc., a Michigan corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9725 Industrial Drive, Bridgeview, Illinois 60455.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Tadano Ltd., a Japanese corporation (the “Reporting Person”).

(b) The address of the principal office and principal business of the Reporting Person is Ko-34, Shinden-cho, Takamatsu, Kagawa 761-0185, Japan.

(c) The principal business of the Reporting Person is the production and distribution of construction cranes, truck loader cranes and aerial work platforms.

The name, residence or business address and present principal occupation or employment of each director and executive officer of the Reporting Person are listed on Schedule A hereto. There are no other persons controlling the Reporting Person. Each of the executive officers and directors of the Reporting Person listed in Schedule A are citizens of Japan.

(d) Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

On May 24, 2018, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer sold 2,918,542 shares of Common Stock to the Reporting Person for an aggregate purchase price of $32,658,484.98, in a transaction which closed on May 29, 2018 (the “Closing Date”).

The purchase price for the shares was funded by the Reporting Person from working capital and general corporate funds.

The Purchase Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference. The descriptions herein of various terms of the Purchase Agreement are qualified in their entirety by reference to the Purchase Agreement.

Item 4. Purpose of Transaction

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, including a lock-up provision that significantly restricts the Reporting Person’s discretion to dispose of shares of the Issuer’s Common Stock for a period of one year following the Closing Date as set forth in the Purchase Agreement, may dispose of any or all of the Common Stock held by it at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may hold discussions with or make proposals to the management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

With respect to paragraph (d) of Item 4, the Reporting Person has, pursuant to the Purchase Agreement, the right to nominate one individual to serve on the Issuer’s Board of Directors (the “Board”) at any time on or following May 24, 2018. The Reporting Person has nominated Mr. Ingo Schiller to serve on the Issuer’s Board.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,918,542 shares of Common Stock, representing approximately 14.9% of the Issuer’s issued and outstanding shares of Common Stock, based upon 19,587,528 shares of Common Stock outstanding as of the date of this Schedule 13D, consisting of the sum of (i) 16,668,986 shares of Common Stock outstanding as of May 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018, and (ii) the 2,918,542 shares of Common Stock acquired by the Reporting Person on May 29, 2018. None of the persons listed on Schedule A hereto is the beneficial owner of any shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person identified on Schedule A hereto, during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

The Purchase Agreement affords the Reporting Person certain preemptive rights, whereby, subject to applicable securities laws and limitations imposed by applicable stock exchange requirements, for so long as the Reporting Person owns at least a majority of the Common Stock purchased by it pursuant to the Purchase Agreement, the Reporting Person has the right to purchase its pro rata portion of any newly issued securities by the Issuer that the Issuer may from time to time issue following the date of the Purchase Agreement.

The Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer on May 24, 2018, whereby promptly upon written request by the Reporting Person, such request not to be made sooner than the first anniversary of the date of the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a registration statement on Form S-3 for purposes of registering the resale of the Common Stock or, if the Issuer is not at such time eligible for the use of Form S-3, on an alternative form that permits the resale of the Common Stock with the Commission. The Registration Rights Agreement is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference. The descriptions herein of various terms of the Registration Rights Agreement are qualified in their entirety by reference to the Registration Rights Agreement.

Except as described herein, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of its executive officers or directors listed on Schedule A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Common Stock or other securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

No.	Exhibit

99.1	Securities Purchase Agreement, dated May 24, 2018, by and among the Reporting Person and Issuer, (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2018).

99.2	Registration Rights Agreement, dated May 24, 2018, by and among the Reporting Person and Issuer, (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2018).

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2018

Tadano Ltd.

By:	/s/ Koichi Tadano
Name: Koichi Tadano
Title: President and CEO

SCHEDULE A

The following table sets forth the name, principal business address and present principal occupation or employment, for each executive officer and director of Tadano Ltd. Each of the executive officers and directors of Tadano Ltd. listed below is a citizen of Japan.

Tadano Ltd.

Name	Principal Business Address	Present Principal Occupation
Koichi Tadano	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Representative Director, President and CEO
Tadashi Suzuki	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Representative Director, Executive Vice President
Tamaki Okuyama	5405-3, Shido, Sanuki, Kagawa 769-2101 Japan	Director, Senior Executive Officer
Yoichiro Nishi	5405-3, Shido, Sanuki, Kagawa 769-2101 Japan	Director, Executive Officer
Nobuhiko Ito	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Director
Yasuyuki Yoshida	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Director
Shinichi Iimura	4-12, Kamezawa 2-chome, Sumida-Ku, Tokyo 130-0014 Japan	Executive Officer
Toshiyuki Takanashi	4-12, Kamezawa 2-chome, Sumida-Ku, Tokyo 130-0014 Japan	Executive Officer
Soroku Hashikura	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Executive Officer
Kenichi Sawada	Faunberg 2, 91207 Lauf a.d. Pegnitz, Germany	Executive Officer